ANDOVER ENERGY HOLDINGS, INC.

340 Royal Poinciana Way, Suite 326B

Palm Beach, FL 33480

August 20, 2008

Joseph Foti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Real Logic, Inc., nka Andover Energy Holdings, Inc. (the “Company”)

Form 10-KSB for the fiscal year ended December 31, 2007

File No. 000-32055

Dear Mr. Foti:

As requested in your comment letter dated July 21, 2008, this letter acknowledges our understanding that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in our filings

-

Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing

-

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bradford L. Tolley

Bradford L. Tolley

Chief Executive Officer